UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

(Amendment No. 1)

AGA Medical Holdings, Inc.

(Name of Subject Company (Issuer))

Asteroid Subsidiary Corporation

an indirect wholly-owned subsidiary of

St. Jude Medical, Inc.

(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

008368102
(CUSIP Number of Class of Securities)

Pamela S. Krop
Vice President, General Counsel and Secretary

St. Jude Medical, Inc.

One St. Jude Medical Drive

St. Paul, Minnesota 55117

(651) 765-2000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Joseph M. Barbeau
Stewart L. McDowell
Gibson, Dunn & Crutcher LLP
1881 Page Mill Road
Palo Alto, California  94303-1125
(650) 849-5333

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$793,974,436.22	$56,610.38***

*       Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The market value of the securities to be received was calculated as the product of (i) 53,755,886 shares of AGA Medical Holdings, Inc. (“AGA”) common stock (the number of issued and outstanding shares of AGA common stock as of October 13, 2010, plus the aggregate number of AGA shares issuable upon exercise of all outstanding options and restricted stock units, as of such date) and (ii) $14.77, the average of the high and low sales prices per share of AGA common stock as reported on the NASDAQ Global Select Market on October 15, 2010.

**      The amount of the filing fee was calculated in accordance with Rule 0-11(d) of the Exchange Act by multiplying the transaction valuation by 0.00007130.

***    Previously paid.

☒       Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $18,038         Filing Party: St. Jude Medical, Inc.

Form or Registration No.: Form S-4              Date Filed: October 20, 2010

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ¨☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e—4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d—1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO, filed with the U.S. Securities and Exchange Commission (“SEC”) on October 20, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) by St. Jude Medical, Inc., a Minnesota corporation (“St. Jude Medical”), and Asteroid Subsidiary Corporation, a Delaware corporation and an indirect wholly-owned subsidiary of St. Jude Medical (“Offeror”), relating to the commencement of an offer (the “Offer”) by St. Jude Medical, through Offeror, to exchange outstanding shares of common stock, par value $0.01 per share, of AGA Medical Holdings, Inc., a Delaware corporation (“AGA”), at the election of the holder thereof, for: (a) $20.80 in cash, without interest, or (b) $20.80 in fair market value of shares of common stock, $.10 par value per share, of St. Jude Medical (“St. Jude Medical Common Stock”), subject in each case, to adjustment and proration as described in the Prospectus/Offer to Exchange (as defined below) referenced below and the related Letter of Election and Transmittal (as defined below) referenced below.

St. Jude Medical has filed with the SEC a registration statement on Form S-4, as amended (the “Registration Statement”), relating to the shares of St. Jude Medical Common Stock to be issued to stockholders of AGA in the Offer and the subsequent merger (the “Merger”) of Offeror into AGA. The terms and conditions of the Offer and the Merger (as may from time to time be amended, supplemented or finalized) are described in the Prospectus/Offer to Exchange which is a part of the Registration Statement (the “Prospectus/Offer to Exchange”), and the related Letter of Election and Transmittal, as amended (the “Letter of Election and Transmittal”), which are filed as Exhibits (a)(4) and (a)(1)(A) to the Schedule TO respectively.

All of the information in the Prospectus/Offer to Exchange and the related Letter of Election and Transmittal, and any Prospectus/Offer to Exchange supplement or other amendment thereto related to the Offer hereafter filed with the SEC by St. Jude Medical and Offeror, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO.

This Amendment No. 1 is being filed to amend and supplement Items 11 and 12 as reflected below.

ITEM 11.                 ADDITIONAL INFORMATION.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. Item 11(a) of the Schedule TO is hereby amended by striking the words “Not applicable.” after sub-section (a)(5) and inserting the following paragraphs in lieu thereof:

On October 27, 2010, AGA was served with a putative stockholder class action complaint venued in the Fourth Judicial District Court of Minnesota. The complaint, captioned Michael Rubin v. AGA Medical Holdings, Inc., et al., names as defendants the members of the AGA board of directors, as well as AGA, St. Jude Medical, Offeror, Welsh, Carson, Anderson & Stowe IX, L.P., WCAS Capital Partners IV, L.P., Gougeon Shares, LLC and The Franck L. Gougeon Revocable Trust. The plaintiff alleges that AGA’s directors breached their fiduciary duties to AGA’s stockholders. The complaint also alleges that AGA’s purported controlling stockholders owed fiduciary duties to AGA’s minority stockholders in connection with the transaction and breached such duties. The plaintiff further claims that St. Jude Medical and its subsidiaries aided and abetted the purported breaches of fiduciary duty. The complaint alleges, inter alia, that in approving the proposed transaction between AGA and St. Jude Medical, AGA board members accepted an inadequate price, failed to make full disclosure, and utilized unreasonable deal protection devices and that the AGA board members acted to put their personal interests ahead of the interests of AGA stockholders. The complaint seeks injunctive relief, including to enjoin the transaction, in addition to unspecified compensatory damages, attorneys’ fees, other fees and costs and other relief. AGA believes the plaintiff’s allegations lack merit. The foregoing description is qualified in its entirety by reference to the complaint, which is filed as Exhibit (a)(5)(D) hereto and is incorporated herein by reference.

On October 28, 2010, a putative stockholder class action complaint was filed in the Delaware Court of Chancery. The complaint, captioned Jennifer Walling v. AGA Medical Holdings, Inc., et al., names as defendants the members of AGA’s board of directors, as well as AGA, AGA, St. Jude Medical and Offeror. The plaintiff alleges that AGA’s directors breached their fiduciary duties to AGA’s stockholders and further alleges that AGA and St. Jude Medical aided and abetted the purported breaches of fiduciary duty. The complaint alleges, inter alia, that in approving the proposed transaction between AGA and St. Jude Medical, AGA board members accepted an inadequate price, failed to make full disclosure, and utilized unreasonable deal protection devices and that the AGA board members acted to put their personal interests ahead of the interests of AGA stockholders. The complaint seeks injunctive relief, including to enjoin the transaction, in addition to unspecified compensatory damages, attorneys’ fees, other fees and costs and other relief. AGA believes the plaintiff’s allegations lack merit. The foregoing description is qualified in its entirety by reference to the complaint, which is filed as Exhibit (a)(5)(E) hereto and is incorporated herein by reference.

ITEM 12.                 EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibits:

Exhibit No.

(a)(5)(D)	Class Action Complaint commenced October 27, 2010 (Rubin v. AGA Medical Holdings, Inc. et al.)

(a)(5)(E)	Class Action Complaint commenced October 27, 2010 (Walling v. AGA Medical Holdings, Inc. et al.)

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ST. JUDE MEDICAL, INC.

By:	/s/ Pamela S. Krop
Name:	Pamela S. Krop
Title:	Vice President, General Counsel and Secretary
Date:	October 29, 2010

ASTEROID SUBSIDIARY CORPORATION

By:	/s/ Pamela S. Krop
Name:	Pamela S. Krop
Title:	Vice President and Secretary
Date:	October 29, 2010

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EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Form of Letter of Election and Transmittal (incorporated by reference to Exhibit 99.1 to St. Jude Medical, Inc’s. Registration Statement on Form S-4 filed on October 20, 2010).*

(a)(1)(B)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.3 to St. Jude Medical, Inc.’s Registration Statement on Form S-4 filed on October 20, 2010).*

(a)(1)(C)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to St. Jude Medical, Inc.’s Registration Statement on Form S-4 filed on October 20, 2010).*

(a)(1)(D)

Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 to St. Jude Medical, Inc.’s Registration Statement on Form S-4 filed on October 20, 2010).*

(a)(4)	Prospectus/Offer to Exchange, dated October 20, 2010 (incorporated by reference to St. Jude Medical, Inc.’s Registration Statement on Form S-4 filed on October 20, 2010).*

(a)(5)(A)

Joint Press Release issued by St. Jude Medical, Inc. and AGA Medical Holdings, Inc., dated October 18, 2010, announcing the execution of the Agreement and Plan of Merger and Reorganization, dated as of October 15, 2010, among St. Jude Medical, Inc., Asteroid Subsidiary Corporation and AGA Medical Holdings, Inc. (incorporated by reference to Exhibit 99.1 to St. Jude Medical, Inc.’s Current Report on Form 8-K filed on October 18, 2010).*

(a)(5)(B)	Letter delivered to employees of AGA Medical Holdings, Inc. (incorporated by reference to AGA Medical Holdings, Inc. Schedule 14D-9 filing on October 18, 2010).*

(a)(5)(C)

Joint Press Release issued by St. Jude Medical, Inc. and AGA Medical Holdings, Inc., dated October 20, 2010, announcing the commencement of the Offer (incorporated by reference to St. Jude Medical, Inc.’s Rule 425 filing on October 20, 2010).*

(a)(5)(D)	Class Action Complaint commenced October 27, 2010 (Rubin v. AGA Medical Holdings, Inc. et al.)

(a)(5)(E)	Class Action Complaint commenced October 27, 2010 (Walling v. AGA Medical Holdings, Inc. et al.)

(d)(1)

Agreement and Plan of Merger and Reorganization, dated as of October 15, 2010, among St. Jude Medical, Inc., Asteroid Subsidiary Corporation and AGA Medical Holdings, Inc. (incorporated by reference to Exhibit 2.1 to St. Jude Medical, Inc.’s Registration Statement on Form S-4 filed on October 20, 2010).*

(d)(2)

Tender and Voting Agreement, dated as of October 15, 2010, among St. Jude Medical, Inc., Welsh, Carson, Anderson & Stowe IX, L.P., WCAS Capital Partners IV, L.P., Gougeon Shares, LLC and The Frank L. Gougeon Revocable Trust (incorporated by reference to Exhibit 99.1 to AGA Medical Holdings, Inc.’s Current Report on Form 8-K filed on October 18, 2010).*

(h)	Opinion of Gibson, Dunn & Crutcher LLP regarding tax matters (incorporated by reference to Exhibit 8.1 to St. Jude Medical, Inc.’s Registration Statement on Form S-4 filed on October 20, 2010).*

* Previously filed.

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